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Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2003

Agnico-Eagle Mines Limited (Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: September 24, 2003
	By:	(signed) Alain Blackburn Vice-President, Exploration

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE CLOSES ACQUISITION OF BOUSQUET PROPERTY

        Toronto, Canada (September 22, 2003) — Agnico-Eagle Mines Limited today announced that it has closed its previously announced transaction to purchase a 100% interest in Barrick Gold Corporation's Bousquet Property, immediately to the west and south of Agnico-Eagle's LaRonde Mine in northwestern Québec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle increased its interest in the Bruce Property, located one mile east of LaRonde, to 100% and purchased certain of Barrick's regional exploration properties including Orion B-1, Orion B-2, Joannes North, Orion South and Norgold, all located to the south and west of Cambior's Doyon Property.

        The purchase consideration paid by Agnico-Eagle on closing was C$5 million in cash and C$2 million in common shares of Agnico-Eagle, and the assumption of specified reclamation obligations relating to the Bousquet Property, excluding certain employment-related liabilities. In addition Barrick retains a 2% net smelter return royalty on all the properties acquired by Agnico-Eagle.

        "With this transaction, we now control over 14 miles of one of Canada's largest gold belts, the Cadillac-Bousquet Belt which hosts our LaRonde Mine. The consolidation of property interests by Agnico-Eagle in this region over the last few years has opened up several new exploration targets and geological structures that were not accessible in the past by previous owners, due to underground infrastructure and property boundary constraints," said Sean Boyd, President and Chief Executive Officer. "We are now in the process of putting together a more comprehensive regional exploration and mine building strategy using our expanded property position and decades of experience on the belt," added Mr. Boyd.

Regional Development Team Now in Place

        As discussed during the second quarter conference call, the Company has now assembled its regional mine building and development team. Headed by Paul Henri Girard, this mine building group will consist of experts in engineering, metallurgy and geology and will be entirely dedicated to the Company's regional development opportunities including LaRonde II, Lapa and Goldex. Mr. Girard, who has been with Agnico-Eagle since 1987, has been LaRonde's mine manager since 1997. Replacing him in that position will be Daniel Racine, previously assistant mine manager and an Agnico-Eagle employee since 1988.

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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SIGNATURE
AGNICO-EAGLE CLOSES ACQUISITION OF BOUSQUET PROPERTY